UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

(Amendment No. 2)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Kyushu Denryoku Kabushiki Kaisha
(Name of Subject Company)

Kyushu Electric Power Company, Inc.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Kyushu Electric Power Company, Inc.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Kyushu Electric Power Company, Inc.
Attn: Takahiro Iwanaga
2-1-82 Watanabe-dori, Chuo-ku, Fukuoka, 810-8720, Japan
+81-92-726-1595

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is attached hereto as an exhibit to this form:

Exhibit No.	Description
99.1*	Press release dated January 31, 2024 titled “Consideration of a new group structure”
99.2**	Press release dated July 31, 2024 titled “Preparations begin for transition to holding company structure”
99.3**	Press release dated July 31, 2024 titled “Notice of Commencement of Preparations for Transition to a Holding Company via Sole-Share Transfer”
99.4	Press release dated October 31, 2025 titled “Notice Regarding the Status of Consideration of Transitioning to Holding Company – Aiming for further growth of the Kyuden Group –”
99.5	Press release dated October 31, 2025 titled “Notice Regarding the Status of Consideration of Transitioning to Holding Company”

_________________

*Previously furnished to the Securities and Exchange Commission on Form CB on January 31, 2024

**Previously furnished to the Securities and Exchange Commission on Form CB on July 31, 2024

(b)	N/A

Item 2. Informational Legends

A legend complying with Rule 802 under the Securities Act of 1933, as amended, has been included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was previously filed with the Securities and Exchange Commission on January 31, 2024.

(2)	N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kyushu Electric Power Company, Inc.

By:	/s/ Hiroto Kido
	Name:	Hiroto Kido
	Title:	Member of The Board of Directors Senior Managing Executive Officer Executive Director of Corporate Strategy Division

Dated: October 31, 2025

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